UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at March 24, 2010

ROCKWELL DIAMONDS INC.
 800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: March 25, 2010

* Print the name and title of the signing officer under his signature.

Level 0, Wilds View, Isle of Houghton
Cnr. Carse O'Gowrie & Boundary Rd.
Houghton Estate, Johannesburg 2198
South Africa
Tel: 27 11 481 7200
Fax: 27 11 481 7235
---
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

  ROCKWELL ANNOUNCES COMPLETION OF HIGHLY SUCCESSFUL RIGHTS OFFERING

March 24, 2010 - Vancouver, BC - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) announces that the previously announced rights offering has successfully completed with 100% of the offered rights being subscribed with applications for additional shares which could not be fulfilled because they exceeded the maximum. Pursuant to the rights offering, Rockwell will issue 92.7 million common shares at a subscription price of C$0.05 per Common Share yielding gross proceeds of approximately C$4.6 million (ZAR 33.2 million). Pursuant to the rights offering Daboll Consultants Limited and a small number of other investors will purchase from the Company approximately 57 million shares at a price of $0.065 per share, raising a further C$3.7 million (ZAR 26.6 million). Rockwell now has an issued capital of approximately 520 million shares.

This concludes the initial steps of the Company's previously announced plans to recapitalize the balance sheet, modernize and re-comission the Wouterspan operation which was placed on care and maintenance in January 2009, and identify value add merger and acquisition targets such as the recently announced Etruscan acquisition. The rights offering comprised the final part of a process which resulted in approximately C$16.9 million (before costs) being raised through a combination of private placement and rights offering.

John Bristow, CEO commented "The Board is most encouraged by the support shown by the Company's shareholders to the extent that it was oversubscribed. This is another step in the Company's strategy to become a leading alluvial gemstone miner through growth and acquisition with support from our existing and new strategic shareholders. With the planned re-commissioning of Wouterspan and proposed acquisition of Etruscan's Blue Gum diamond project, Rockwell is poised for significant near term growth."

For further details on Rockwell Diamonds Inc., please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements" or "forward-looking information" (together, referred to as "forward-looking statements"). Other than statements of historical fact, all statements in this release that relate to the financing and rights offering are forward-looking statements. Although Rockwell believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guaranteed, and the terms and timing of the financing and rights offering may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the actions and approvals of securities regulatory authorities, including the securities regulatory authorities in each province and territory of Canada, the Toronto Stock Exchange and the Johannesburg Stock Exchange, the availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees and the actual terms of the financing or rights offering may differ materially from those outlined in the forward-looking statements.